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                     April 17, 2024

       Jorge A. Celaya
       Executive Vice President and Chief Financial Officer
       Liquidity Services, Inc.
       6931 Arlington Road
       Suite 460
       Bethesda, MD 20814

                                                        Re: Liquidity Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 0-51813

       Dear Jorge A. Celaya:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services